Filed pursuant to Rule 433
Registration Statement No. 333-208507

FIXED INCOME & CURRENCIES

Floating Rate Notes

An overview of Floating Rate Notes

What are Floating Rate Notes?
Floating Rate Notes (FRNs) are fixed income securities that pay a coupon determined by a reference rate which resets periodically. As the reference rate resets, the payment received is not fixed and fluctuates overtime. FRNs are in demand among investors when it is expected that interest rates will increase.
What are the benefits of investing in Floating Rate Notes?
FRNs can be beneficial as they offer investors an opportunity to earn higher coupon payments should the reference rate rise. FRNs also offer lower duration than fixed rate notes which protects value in a rising rate environment.
What are the risks of investing in Floating Rate Notes?
FRNs present risk if interest rates decrease, which would result in lower coupon payments

What are some different types of Floating Rate Notes?

Floored Floating Rate Notes provide a guaranteed minimum payment to the note holder if yields stay low. With a Floored Rate, an investor receives coupon payments that are the greater of the reference rate and the guaranteed minimum yield. If the reference rate is below the coupon floor, the investor would receive a coupon equal to the coupon floor. If the reference rate is above the coupon floor, the investor would receive the reference rate.

Example
Issuer:	Royal Bank of Canada
Term:	5 Years
Coupon:	Quarterly
Coupon:	3 Mo. LIBOR, subject to Coupon Floor
Coupon Floor:	1.25%
Scenario #1: LIBOR stays below Coupon Floor
Scenario #2: LIBOR increases above Coupon Floor

Capped Floating Rate Notes pay the holder the reference rate up until a defined, capped rate. When the reference rate rises above the cap, the investor receives the agreed upon maximum yield, and not the reference rate.

Example
Issuer:	Royal Bank of Canada
Term:	5 Years
Coupon:	Quarterly
Coupon:	3 Mo. LIBOR +0.65%, subject to Coupon Cap
Coupon Cap:	4.00%
Scenario #1: LIBOR remains below Coupon Cap
Scenario #2: LIBOR increases above Coupon Cap

RBC CAPITAL MARKETS	FLOATING RATE NOTES

Callable Capped Floating Rate Notes allow the issuer to redeem the notes at par at a predetermined time. Callable Capped Floating Rate Notes outperform non-callable Capped Floating Rate Notes if the reference rate remains below the cap and the note is not called.

Example
Issuer:	Royal Bank of Canada
Term:	10 Years
Calls:	Callable by the Issuer in Y5
Coupon:	Quarterly
Coupon:	3 Mo. LIBOR +0.90%, subject to Coupon Cap
Coupon Cap:	5.00%
Scenario #1: LIBOR remains below Coupon Cap
Scenario #2: LIBOR increases above Coupon Cap

Collared Floating Rate Notes offer a minimum and a maximum coupon payment throughout the term of the notes. When the reference rate is below the “floor” rate, the investor receives that floored coupon payment. If the reference rate rises above the capped rate for that period, the investor receives the capped rate. When the reference rate is between that cap and floor, the investor receives the reference rate.

Example
Issuer:	Royal Bank of Canada
Term:	5 Years
Coupon:	Quarterly
Coupon:	3 Mo. LIBOR, subject to Coupon Cap
Coupon Floor:	1.50%
Coupon Cap:	4.00%
Scenario #1: LIBOR remains below Coupon Cap
Scenario #2: LIBOR increases above Coupon Cap

Fixed to Floating Rate Notes pay investors a fixed rate for a specified amount of time. After that time has elapsed, if rates have risen investors have the option to be paid a Floating Rate. Investors would choose to receive the Floating Rate if rates rise after the initial fixed rate period.

Example
Issuer:	Royal Bank of Canada
Term:	5 Years
Coupon:	Quarterly
Coupon:	Y1: 1.5% ; Y2-5: 3 Mo LIBOR + 0.40%, subject to Coupon Cap
Coupon Cap:	4.00%
Scenario #1: LIBOR remains below Coupon Cap
Scenario #2: LIBOR increases above Coupon Cap

CMS Participation Notes are securities where the coupon is based upon a term swap rate called a Constant Maturity Swap. The coupon rate is determined by the current level of the Reference Rate multiplied by a percentage. The rate is reset periodically and therefore the coupon will reflect changes in the term swap rate.

Example
Issuer:	Royal Bank of Canada
Term:	10 Years
Coupon:	Quarterly
Coupon:	72% x 30 Year CMS
Scenario #1: 30Y CMS rises throughout Term
Scenario #2: 30Y CMS remains low throughout Term

RBC CAPITAL MARKETS	FLOATING RATE NOTES
Trading Hubs	Coverage Offices
Hong Kong London New York Toronto	Atlanta Boston Calgary Chicago Denver Frankfurt Houston Lausanne Los Angeles Madrid	Minneapolis Montreal Mumbai Paris San Francisco Singapore Sydney Tokyo Vancouver
RBC Capital Markets
RBC Capital Markets is a premier investment bank that provides a focused set of products and services to corporations, institutional investors and governments around the world. With more than 7,200 professionals, we operate out of 70 offices in 15 countries across North America, the U.K., Europe, and the Asia-Pacific region.

We work with clients in over 100 countries around the globe to deliver the expertise and execution required to raise capital, access markets, mitigate risk and acquire or dispose of assets. According to Bloomberg and Dealogic, we are consistently ranked among the largest global investment banks.
Royal Bank of Canada
RBC Capital Markets is part of a leading provider of financial services, Royal Bank of Canada (RBC). Operating since 1869, RBC is one of the top 15 largest banks in the world and the fifth largest in North America, as measured by market capitalisation. With a strong capital base and consistent financial performance, RBC is among a small group of highly rated global banks.

ROYAL BANK OF CANADA (AS OF JANUARY 31, 2016)
Total Revenue	C$9.35billion
Net Income	C$2.44 billion
Market capitalization	US$74 billion[1]
Total Assets	C$1,200.3 billion
Credit rating	AA3 (Moody's) AA- (S&P)[2]
Clients worldwide	Over 16 million
Countries of operation	39
Employees worldwide	Over 80,000
Assets under administration (AUA)	C$4,823.2 billion[3]
Assets under management (AUM)	C$561.5 billion

rbccm.com

All information is presented in Canadian dollars and is based on international Financial Reporting Standard (IFRS), and as at January 31, 2016 unless otherwise noted.

1.	Source: Bloomberg, as of February 18, 2016
2.	Based on senior debt ratings, as of February 18, 2016
3.	AUA includes $20.4 billion and $9.7 billion (October 31, 2015 – $21.0 billion and $8.0 billion; January 31,2015 – $23.2 billion and $7.6 billion) of securitized residential mortgages and credit card loans, respectively.

The information contained has been compiled from sources believed to be reliable, by RBC Capital Markets or any of its businesses. Neither RBC Capital Markets nor any of its businesses or representatives has undertaken any independent review or due diligence of such sources. RBC Capital Markets is a registered trademark of Royal Bank of Canada. RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE, and SIPC); RBC Dominion Securities, Inc. (member IIROC and CIPF), RBC Europe Limited (authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority), Royal Bank of Canada – Sydney Branch (ABN 86 076 940 880) and RBC Capital Markets (Hong Kong) Limited (regulated by SFC). ® Registered trademark of Royal Bank of Canada. Used under license. © Copyright 2016. All rights reserved. Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for any offering to which this document relates. Before you invest, you should read those documents and the other documents relating to the offering that we have filed with the SEC for more complete information about us and the offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in the offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

05/16	16-034A